China Natural Resources, Inc.

Room 2205, 22/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

February 18, 2021

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:

China Natural Resources, Inc.

Registration Statement on Form F-3

Filed February 9, 2021

File No. 333-252895

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, China Natural Resources, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-252895), so that such registration statement may become effective at 4:00 p.m. (Washington, D.C. time) on February 19, 2021, or as soon as practicable thereafter.

CHINA NATURAL RESOURCES, INC.

By:	/s/ Wong Wah On Edward
Name:	Wong Wah On Edward
Title:	Chairman and Chief Executive Officer